June 20, 2025

VIA EDGAR

Re:	HPS Corporate Capital Solutions BDC

  Application for Withdrawal of Registration Statement

  on Form N-2

  File No. 333-283502

SECURITIES AND EXCHANGE COMMISSION

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), HPS Corporate Capital Solutions BDC (the “Company”), hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practical date hereafter, of its Registration Statement on Form N-2 (File No. 333-283502), originally filed on November 27, 2024, together with all exhibits and amendments thereto (the “Registration Statement”).

The Company is seeking withdrawal of the Registration Statement as it has determined not to proceed with an offering at this time. The Company confirms that the Registration Statement has not been declared effective, no securities have been or will be issued or sold pursuant to the Registration Statement or the prospectus contained therein, and no preliminary prospectus contained in the Registration Statement has been distributed.

In accordance with Rule 457(p) of the Securities Act, and subject to compliance with the requirements thereof, the Company hereby requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

Very truly yours,

By:	/s/ Robert Busch
Robert Busch
Chief Financial Officer and Principal Accounting Officer HPS Corporate Capital Solutions BDC

cc:	Philip Lee, HPS Investment Partners, LLC

Tyler Thorn, HPS Investment Partners, LLC

Rajib Chanda, Simpson Thacher & Bartlett LLP

Nathan Briggs, Simpson Thacher & Bartlett LLP